Exhibit 99.1

POTOMAC CAPITAL PARTNERS III, L.P.
825 Third Ave, 33rd Floor
New York, New York 10022

April 30, 2012

Sigma Designs, Inc.
1778 McCarthy Boulevard
Milpitas, California  95035
Attn: Board of Directors

Gentlemen:

Potomac Capital Partners III, L.P., together with its affiliates (collectively, the “Potomac Group,” “we” or “us”), owns an aggregate of 2,464,952 shares of Common Stock of Sigma Designs, Inc. (the “Company”), representing approximately 7.5% of the outstanding shares.  We are writing to express our serious concerns with the recent action taken by the Board of Directors of the Company (the “Board”).

We are very disappointed with the Board’s decision to lower the beneficial ownership threshold of the shareholder rights plan (or Poison Pill) from 15% to 10%.  On April 5, 2012, we delivered notice to the Company nominating three nominees for election to the Board at the Company’s 2012 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2012 Annual Meeting”).  We were dismayed that within two business days of receipt of such notice the Board’s response was to amend the Poison Pill without engaging in any discussions with us.  It appears to us that the Board’s true intent in reducing the Poison Pill to such a low threshold is entrenchment.

Institutional Shareholder Services and other leading governance advisory firms have repeatedly expressed their concerns about Poison Pills given the significant risk of a board and management team using them to entrench themselves at the expense of shareholders.  As a matter of good corporate governance, the Board should immediately redeem the Poison Pill.

In addition, we are greatly concerned by the Board and management’s lack of significant “skin in the game.”  Based upon our review of the Company’s public filings, we believe as a group the Board and management own approximately 2% of the outstanding shares of the Company (not counting interest in stock option grants, the overwhelming majority of which are under-water).  We believe that with the Board and management’s lack of ownership of the Company, their interests are not aligned with those of shareholders, the true owners of the Company.  We therefore remind the Board of its fiduciary duties to shareholders and urge the Board not to engage in any ill-advised transactions or other actions that erode shareholder value until shareholders have had the opportunity to express their views by voting at the 2012 Annual Meeting.  To the extent that the Board does not act in the best interests of shareholders or takes any actions that destroy shareholder value we will hold the Board accountable.  As one of the Company’s largest shareholders our sole interest is to maximize value for all shareholders.

  Two of the four members of the Board have served for eighteen or more years, with the other two members serving for nearly twelve and nine years, respectively.  We believe this Board, as currently constituted, has categorically failed in its duties to create value for shareholders and has overseen the destruction of approximately 75% of the share value over the past five years.  As a consequence we have lost confidence in this Board and believe a reconstituted Board with a majority of new, highly-qualified independent directors is necessary to end this erosion of shareholder value.

It is in the best interests of shareholders to avoid the disruption and expense of a protracted proxy fight.  Therefore, we urge the Board to continue to engage in discussions with us regarding the composition of the Board in hopes of ultimately reaching a mutually agreeable resolution that will serve the best interests of all shareholders.  However, we reserve all rights to take any action we deem necessary to ensure the best interests of all shareholders are represented.

We urge the Board to demonstrate that it is indeed working for shareholders, rather than solely to entrench itself.

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Eric Singer
Name:	Eric Singer
Title:	Co-Managing Member

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member